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                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

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                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES - Sales to Parent                       $71,227

COST OF OPERATION                                           68,596

OPERATING INCOME                                             2,631

INTEREST CHARGES                                               540

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 2,091

FEDERAL INCOME TAXES ON OPERATIONS                           1,825

NET INCOME FROM OPERATIONS                                     266

NONOPERATING INCOME                                            146

NET INCOME                                                 $   412



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,338

NET INCOME                                                     412

CASH DIVIDENDS DECLARED                                        412

BALANCE AT END OF PERIOD                                   $23,338


The common stock of the Company is wholly owned by Ohio Power Company.

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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $383,808
  Construction Work in Progress                                 327
         Total Mining Plant                                 384,135
  Accumulated Depreciation and Amortization                 264,237

         NET MINING PLANT                                   119,898

OTHER PROPERTY AND INVESTMENTS                               87,544

CURRENT ASSETS:
  Cash and Cash Equivalents                                  22,233
  Accounts Receivable:
    General                                                   4,142
    Affiliated Companies                                     16,181
  Coal                                                          393
  Materials and Supplies                                     11,191
  Other                                                         766

         TOTAL CURRENT ASSETS                                54,906

REGULATORY ASSETS                                            26,768

DEFERRED CHARGES                                              1,736

           TOTAL                                           $290,852

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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        September 30,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     34,693
  Retained Earnings                                         23,338

         TOTAL SHAREHOLDER'S EQUITY                         68,032

LONG-TERM DEBT:
  Notes Payable                                             30,000
  Finance Obligations                                       15,476

         TOTAL LONG-TERM DEBT                               45,476

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          23,540
  Accrued Postretirement Benefits Other Than Pensions       42,817
  Accrued Reclamation Costs                                 22,083
  Operating Reserves                                        15,330

         TOTAL OTHER NONCURRENT LIABILITIES                103,770

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        11,480
  Short-term Debt                                            5,200
  Accounts Payable:
    General                                                  6,236
    Affiliated Companies                                     3,421
  Taxes Accrued                                              2,479
  Interest Accrued                                             333
  Accrued Vacation Pay                                       3,638
  Workers' Compensation Claims                              10,003
  Accrued Rent                                               3,295
  Obligations Under Capital Leases                          19,066
  Other                                                      3,673

         TOTAL CURRENT LIABILITIES                          68,824

DEFERRED INCOME TAXES                                        3,458

DEFERRED CREDITS                                             1,292

           TOTAL                                          $290,852

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                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999


       As discussed in Note 2 of the Notes to Financial Statements in the 1998 Annual Report, the deductibility of certain interest deductions related to AEP's corporate owned life insurance (COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through September 30, 1999 would increase expenses by approximately $30.7 million (including interest). The Company has made no provision for any possible impact from this matter.

       The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

       In order to resolve this issue, the Company filed suit against the United States (US) in the US District Court for the Southern District of Ohio in March 1998. A US Tax Court judge recently decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed. Notwithstanding the decision in Winn-Dixie, management believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.





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                        SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                      (in thousands, except as noted)
                                                                                               July through
                                                                                                 September
                                                                                                   1999
I. Calculation of Cost-of-Capital Compensation:
     A. Equity Investment at Beginning of Period:
          Common Stock                                                                           $       5
          Premium on Common Stock                                                                    9,996
          Other Paid-in Capital                                                                     34,693
                                                                                                    44,694
     B. Rate of Return Allowable per HCAR No. 26573, 10.43% per annum, 2.6075% per quarter         .026075

     C. Earnings Allowable on Equity Investment
          1. Current Quarter                                                                     $   1,165
          2. Year-to-Date                                                                        $   3,504

     D. Net Income per Statement of Income (a)                                                   $     412
         Add: Interest Charges                                                                         540
         Less: Nonoperating Income                                                                     146

     E. Applied Cost-of-Capital Billing Adder:
         1. Current Quarter                                                                      $     806
         2. Year-to-Date                                                                         $   2,385

II.  Coal Billing Calculation - Meigs Division:
     A. Total Operating Expenses (b)                                                             $  70,421

     B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                           806

     C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                           $  71,227

     D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                         1,090,119

     E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                   $   65.34

(a) The Company sold its Martinka mining division  and most of  the Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations  has been billed since the division ceased mining coal effective July 1, 1992.  All results associated with the Martinka division since  then are  billed to  the Parent  Company, Ohio  Power Company, eliminating any earnings effect to the Company.
(b) As represented by "Cost of Operation" plus "Federal  Income Taxes  On Operations" reported in Statement of Income.


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                        SOUTHERN OHIO COAL COMPANY
                      STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED SEPTEMBER 30, 1999


                                                       (in thousands)

Direct Labor-UMW*                                          $ 2,219
Indirect Labor-UMW*                                          6,531
Benefits-UMW*                                                4,535
Salaries and Benefits-Nonunion                               4,354
Operating Supplies                                           3,569
Repair Parts and Materials                                   6,476
Electricity and Other Utilities                              1,685
Outside Services-Maintenance, Haulage and Reclamation        4,831
Taxes Other Than Federal Income Taxes**                      1,626
Rental of Equipment                                          7,549
Depreciation, Depletion and Amortization                     4,818
Mining Cost Normalization***                                11,595
Other Production Costs                                       5,572

Subtotal                                                    65,360

Transfers of Production Costs (to)/from Coal Inventory       3,236

          Total                                            $68,596

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                        SOUTHERN OHIO COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                  AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION

                                           September 30, 1999
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,578   $   -      $  7,578

Mining Structures and Equipment      240,336    170,603     69,733

Coal Interests (net of depletion)      1,745       -         1,745

Mine Development Costs               134,149     93,634     40,515

    Total Mining Plant
      in Service                    $383,808   $264,237   $119,571